SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                   16 February 2006

                          SkyePharma issues EGM notice and recommends shareholders to vote against proposals

LONDON, UK, 16 February 2006 - SkyePharma PLC (LSE: SKP; Nasdaq: SKYE)
announces that it has today posted to shareholders the notice of the  Extraordinary  General Meeting ("EGM") to be held at The Sheraton
Park Lane Hotel, Piccadilly, London, W1J 7BX at 11.00 am on 9 March 2006.

The Board of  SkyePharma  strongly  urges  shareholders  to vote AGAINST  resolution 1 because it seeks to appoint Mr Robert Thian as a director as part of an apparent  strategy by a minority group of new  shareholders  to take control of the Company by making Mr Thian a director and then attempting to force him upon the Board as an Executive Chairman.

It is the Board's role to appoint the  Chairman,  having  followed  the  appropriate  corporate  governance  procedures  as part of its selection  process.  Accordingly,  it has appointed Dr Argeris ("Jerry")  Karabelas whose  distinguished  career in the  pharmaceutical industry  speaks for itself and who the Board is confident will act in the interests of all the Company's  shareholders.  Given that Mr
Thian has rejected the  possibility  of any kind of  non-executive  role,  the Board does not believe that the proposed  election of Mr
Thian on the basis suggested by the minority group would be appropriate for the following reasons:

1. the Company's  Chairman  should be independent and act in the interests of all  shareholders  and not for a minority group trying to dictate the strategy and management of the Company.

2. it is for the Board,  following  the  recommendations  of the  Nominations  Committee,  to  determine  who is best  placed to act as
Chairman and not a group of minority shareholders in pursuit of its own agenda.

3. the Chairman's role in a development stage company such as SkyePharma  demands recent relevant  pharmaceutical  industry  experience which Dr Karabelas clearly has and Mr Thian does not.

4. Dr Karabelas is leading an excellent new management team, with  outstanding  pharmaceutical  experience and track records,  in a new strategy to achieve sustainable profitability within the shortest reasonable time and deliver maximum shareholder value.

5. an Executive Chairmanship runs counter to best corporate governance practice.

Resolution 2 will be  redundant  as it seeks to unseat  Directors  appointed  since 27 January 2006 and the date of the meeting:  there have been and will be no such appointments. This resolution will therefore not be put to the meeting.

The Board therefore strongly recommends that shareholders vote AGAINST the first resolution.

New senior management appointments
On 2 February 2006, SkyePharma announced that following a review by its Nominations  Committee of internal and external candidates,  it had appointed Dr Karabelas as Non-Executive  Chairman.  Dr Karabelas,  aged 53, has had a distinguished  career at senior levels in the global  pharmaceuticals  industry:  he was Chief  Executive  of  Novartis  Pharma  and prior to that  President  of the North  American operations of SmithKline  Beecham.  He is currently an Executive Director of Care Capital, a specialist US healthcare  investment fund, and is Non-Executive  Chairman of a number of pharmaceutical and healthcare  companies,  of which the largest is Human Genome Sciences,
Inc. Dr Karabelas has been a Non-Executive  Director of SkyePharma since 2000 and his familiarity  with the Company's  business enables him to make an immediate and positive contribution as Chairman.

On 6 February  2006  SkyePharma  announced  that it had  appointed a new senior  management  team  comprising  Frank  Condella as Chief
Executive  and Dr Ken  Cunningham  in the newly  created  post of Chief  Operating  Officer.  This new role will focus on ensuring  the effective development of SkyePharma's key products such as Flutiform™.

Frank C. Condella Jr. was President of the European  operations  of IVAX prior to its  acquisition  by Teva for more than $7 billion in
January 2006. He was closely involved with IVAX's respiratory  franchise,  one of its three core therapeutic areas,  including managing the  acquisition  and  integration of 3M's branded  respiratory  business in Europe.  Prior to joining IVAX in 2002, he occupied senior roles at Faulding  Pharmaceuticals,  Roche, and the Lederle unit of American Home Products. Mr Condella is 51 and has a BS Pharm degree and an MBA from Northeastern University in Boston.

Dr Ken Cunningham  was Chief  Executive of the privately  owned UK  biotechnology  company  Arakis,  recently  acquired by the Japanese company Sosei for $200 million. Dr Cunningham has extensive  experience in the development of respiratory  products and the Arakis lead product,  a treatment for chronic  obstructive  pulmonary  disease (COPD),  was licensed to Novartis in 2005 in a deal worth up to $375 million.  Prior to his  appointment to the Arakis role in 2002, he was Vice  President,  European  Affairs for Alza and before that was
Vice  President  for Clinical  Development  for Sequus  Pharmaceuticals.  Prior to that he held a variety of clinical  development  and commercial  strategy  positions in Glaxo  Wellcome and  Warner-Lambert.  Dr  Cunningham,  who is 53,  qualified  from St Mary's Medical
School, London University.

Both Mr Condella and Dr Cunningham have considerable drug delivery  experience,  which the Board believes is an essential  attribute in making an immediate and positive  contribution  at SkyePharma  and working  effectively  for the Company's  future.  The Board does not believe that it is  appropriate  to subject its new  executives to a vote prior to their joining the Company and being able to begin to make a contribution to the execution of the new strategy  outlined below.  However,  it is envisaged that they will both join the Board before the next Annual General Meeting ("AGM") in June 2006 when shareholders will have ample opportunity to assess their skills.

Board structure
Michael  Ashton,  Chief  Executive  of  SkyePharma,  announced in  September  last year that it was his  intention to retire in 2006 on reaching the age of 60. Michael Ashton will continue to act as  SkyePharma's  Chief  Executive  until 1 March,  when Frank Condella can take up his  appointment,  and in order to facilitate the handover  process will remain on the Board as a Non-Executive  Director until the next AGM in June 2006.

During 2005 Ian  Gowrie-Smith,  the Company's then  Non-Executive  Chairman,  indicated to the Board his intention to stand down when a suitable  replacement  could be identified.  Mr Gowrie-Smith  subsequently  announced his resignation as  Non-Executive  Chairman on 23
January 2006 and his intention not to stand for  re-election  as a  Non-Executive  Director at the June 2006 AGM. With the EGM pending,
Mr  Gowrie-Smith  decided in the  interests  of all  shareholders  to bring  forward his  resignation  and resigned as a Director on 13
February.  The  appointment  of Dr Jerry  Karabelas as  Non-Executive  Chairman was  announced on 2 February.  Dr Karabelas  has been a
Non-Executive Director of SkyePharma since 2000.

In addition to Michael Ashton,  two other  Non-Executive  Directors,  Sir Michael Beavis and Dr Keith  Mansford,  will be retiring this year and therefore will not be standing for re-election at the Annual General  Meeting in June. The Nominations  Committee of the Board
has therefore  initiated the process of finding  candidates for these posts.  As part of this process,  the  Nominations  Committee has already met with Mr Thian and raised with him the  possibility of his  appointment as a  Non-Executive  Director,  but he rejected that option  making it clear that his desire and that of his  backers  was solely to take on the role of  Executive  Chairman.  Based on the recommendations  of the  Nominations  Committee  and after  full  consultation  with  shareholders  in  accordance  with best  practice procedures it is the intention of the Board to appoint two or more new Non-Executive Directors as soon as practicable.

New strategy
On 2 February the Company  announced the outcome of its Strategic  Review.  The Board  concluded that in the interests of returning the
Company to sustainable  profitability in the shortest possible time,  SkyePharma should  concentrate on oral and pulmonary products and divest its injectable business interests,  for which a number of potential  purchasers were identified during the Strategic Review. The proposed  divestment  (which the Board expects to be subject to approval by shareholders)  would not only release cash but also relieve the Company of a significant cash burn and future capital  expenditure.  The Board believes that the residual business would be able to achieve sustainable profitability within a reasonable timeframe.  Furthermore,  with greater resources the Company would be in a better position to further develop its pipeline of proprietary  products,  obtain more favourable financial terms from licensing partners (for example by  retaining  co-promotion  rights) and  ultimately  aim to add a niche  sales and  marketing  capability  that would not only improve the profitability of its current and pipeline products but also give it greater control over their revenues.

The  injectables  business,  primarily  located in San Diego,  consists of two marketed  products,  DepoCyt® for a complication  of cancer and Depodur® for the treatment of  post-surgical  pain, and a pipeline of projects in various stages of  development.  These include  controlled-release  injectable  formulations  of a number of  biological  products  and  DepoBupivacaine™,  a  long-acting injectable  formulation  of the local  anaesthetic  bupivacaine  for the  control  of  post-operative  pain.  DepoBupivacaine™  has completed  Phase II  development  and will  commence  Phase  III  trials  shortly.  It has been  licensed  to  Mundipharma  for all territories  outside North America and Japan and to Maruho for Japan. In addition,  the Company has  successfully  formulated seven different  proteins  including major  commercial  products such as G-CSF,  EPO, IFN-a and IFN-ß. It is anticipated  that several of these products will enter Phase I trials in 2007. The Board remains  convinced  that  DepoBupivacaine™  addresses an important area of unmet  medical  need and has  major  commercial  potential.  However  the  Board is  conscious  of the fact  that a  substantial investment in clinical  development  would be required to maximise the potential of  DepoBupivacaine™  and of the protein pipeline.
This  development  investment,  together  with the  associated  investment  in  manufacturing  capacity,  would  not  only  place a significant burden on the Company's current resources but also impact the Company's profitability for several years.

The Board  believes  that the  injectables  business is a valuable  asset and the funds raised by its  divestment  will be available to enhance the core oral and pulmonary  business,  including  accelerating the development of certain pipeline  products whose development has had to be  delayed  in recent  years.  Several  of these  products,  albeit at an early  stage of  development,  address  important therapeutic  areas such as  gastrointestinal,  diabetes and  hypertension.  The  residual  core  business  will consist of the oral and pulmonary products business,  with development based in Muttenz,  Switzerland and manufacture in Muttenz and in Lyon, France. There are seven marketed oral and pulmonary  products,  including Paxil CR™, Xatral™ OD and Triglide™,  and a number of late-stage  products that are close to the market.  The pipeline includes  SkyePharma's  most important project  Flutiform™,  a combination  asthma product.  The
Board is convinced that  Flutiform™ has  substantial  value as it is poised to enter a large and rapidly  growing market with currently limited  competition.  The global  market for  combination  therapies  for asthma was worth over $5 billion in 2005 and is  expected to exceed $10 billion by 2010.  Combination  therapies are currently  the fastest  growing  component of the asthma market and by 2010 are projected to account for over half of the total market.  There is an additional  substantial  market for these combination  products in the treatment of COPD. Despite the eventual likelihood of additional  entrants,  both proprietary and generic,  the Board believes that these  competing  products are unlikely to enter the United  States  market  before 2012 at the  earliest,  and  therefore  there is an opportunity to establish  Flutiform™ as "best in class"  combination  therapy on the United States market. The Company is just about to initiate  Phase III trials for  Flutiform™,  on track for its target of filing with the FDA in 2007 and United  States  market entry in
2009. In addition,  subject to the financial terms offered for the injectable  business,  the Company may seek to retain certain rights in respect of DepoBupivacaine™.

Background to the EGM
In  September  2005 the Company  conducted a Rights  Issue to raise the funds needed to take it's lead  pipeline  product,  Flutiform™, through Phase III development  itself rather than rely on funding by a partner.  Michael Ashton,  the Company's Chief  Executive,  also announced  his  intention  to retire in 2006 on  reaching  the age of 60. The news that the  Company  had not yet  secured a  marketing partner for Flutiform™  coupled with the terms of the Rights Issue,  which was on a deeply discounted basis, led to a sharp drop in the
Company's  share  price.  Although  the share price  subsequently  recovered,  in November  2005 a group of the  Company's  more recent shareholders,  led by North  Atlantic Value LLP ("the NAV group"),  registered  their  criticism of the Company and their  intention to seek to dismiss the  Company's  then  Chairman,  Ian  Gowrie-Smith,  and replace  him, in an  Executive  capacity,  with Robert  Thian, currently Chairman of Whatman plc, Southern Water Services Ltd and Southern Water Capital Ltd.

On 14 November  2005 the Company  announced  that it had  received an  unsolicited  approach  from a third party.  The Board  therefore decided to review all of its strategic  options,  including inter alia offers for the Company as a whole.  The Board  appointed  Lehman
Brothers as sole financial adviser to undertake this review.

On 23 January 2006 Ian Gowrie-Smith  announced his resignation as  Non-Executive  Chairman of the Company and that it was his intention not to stand for re-election as a Director of the Company at SkyePharma's 2006 Annual General Meeting.

On 13 February 2006 Mr  Gowrie-Smith  announced  that he would bring this forward and resign as a Director with  immediate  effect.  Mr
Gowrie-Smith,  who founded  SkyePharma in 1996,  stepped down from the role of Executive  Chairman to a  Non-Executive  Chairmanship in
2004. It had been Mr  Gowrie-Smith's  intention since early 2005 to continue this process by resigning at an appropriate  time, both as
Chairman and as a Director.

On 27 January  2006 the NAV group filed  formal  notice  requisitioning  an EGM seeking to dismiss Ian  Gowrie-Smith  and to appoint Mr
Thian as a Director.  The stated  intention  of the NAV group in seeking Mr Thian's  election  as Director is to bring  pressure on the
Board to appoint him as Executive  Chairman.  Under UK company law an EGM must be held if requisitioned by members holding at least 10%
of the issued share  capital.  The NAV group  comprises  Morley Fund  Management  and Insight  Investment  Management  as well as North
Atlantic Value LLP (part of the J O Hambro Capital  Management  Group) and represented  14.2% of  SkyePharma's  issued share capital at the time of the requisition. The vast majority of the shareholdings held by the NAV group have been acquired in the last nine months.

Corporate governance
The letter from the NAV group makes reference to  "significant  long term corporate  governance  issues which have not been and are not being  addressed by the current  Board" but  significantly,  in the view of the Board,  makes no attempt to identify what exactly these issues may be.

SkyePharma maintains the highest standards of Corporate Governance and rejects any suggestion to the contrary.

The resolutions proposed by the NAV group:
You will find below a list of the resolutions  proposed by the NAV group and an explanation of why the Board of SkyePharma  unanimously believes that shareholders should vote AGAINST Resolution 1.

The NAV group initially  proposed to remove Ian Gowrie-Smith from the Board. Mr Gowrie-Smith,  the Company's  founder,  stepped down as
Executive  Chairman to become  Non-Executive  Chairman in 2004.  Continuing  this  process,  he resigned as  Non-Executive  Chairman in
January 2006 and has now also resigned as a  Non-Executive  Director.  Dr Jerry  Karabelas was appointed as  Non-Executive  Chairman in
February 2006.

As a resolution to remove Mr Gowrie-Smith  as a Director of SkyePharma is entirely  redundant the meeting will not need to consider any such proposal.

Resolution 1. To appoint Robert Thian,  who has confirmed his  willingness  to act, as a Director of the Company with immediate  effect in the place of Ian Gowrie-Smith to hold office only during such time as Ian Gowrie-Smith would have held office if he had not retired

Dr Karabelas,  Mr Condella and Dr Cunningham are poised to implement the new strategy  outlined on page 5 above. This strategy has been set by the Board and the Board believes will accelerate the Company's  return to  profitability  while continuing to maximise the value to shareholders of its pipeline.  Dr Karabelas'  familiarity with SkyePharma as Non-Executive  Director since 2000 and his knowledge of the pharmaceutical industry are also expected to facilitate rapid execution of this plan.

The Board is firmly of the opinion that to be of maximum benefit to the Company,  the Chairman  should have recent relevant  experience of the  therapeutic  areas in which  SkyePharma  operates.  This is  particularly  relevant  when the Company is  proposing to divest a significant  asset,  its injectables  business,  and is adopting a new strategy to drive for sustainable  profitability in the shortest reasonable  time. Dr Karabelas,  who has had senior roles at two major  pharmaceutical  companies as Chief Executive of Novartis Pharma and President of North American operations for Smith Kline Beecham, satisfies this requirement.

The minority NAV group  shareholders  are proposing that Mr Thian should be elected as a Director.  The Board has been informed by this minority  group,  representing  only a little  over 14% of the  issued  share  capital,  that this  would be as a  prerequisite  to his subsequent  appointment as Executive Chairman of the Company.  If the resolution to elect Mr Thian as a Director is passed,  this would not confer on him any  executive  responsibility,  but would serve to increase  the pressure on the Board to accede to the demands of a self-serving  minority  group of  shareholders  who would be intent on disrupting the  implementation  of the new strategy of the Board outlined on page 5 to satisfy their own agenda.

The  Nominations  Committee  of the Board has  already  met with Mr Thian and the  possibility  of his  joining  the Board  solely as a
Non-Executive  Director was raised but Mr Thian informed the Nominations  Committee that he had no interest in Non-Executive posts. The
Board  therefore  assumes that Mr Thian's  stated  willingness  to act as a director  extends only to taking on an executive  role. The
Board has no intention of being railroaded into making any such  appointment,  which it would see as inimical to the  implementation of its new strategy and contrary to the principles of sound  corporate  governance and management.  It also has strong  reservations as to whether Mr Thian  would be  independent  as  suggested  by the NAV group as it appears to the Board that Mr Thian would  represent  the interests of that minority  group and act to satisfy  their own  objectives  rather than for the best  interests of  shareholders  as a whole.  Accordingly,  to implement its new strategy and for the reasons  stated in this document the Board  confirms that, in the event that he is elected as a director pursuant to this resolution, Mr Thian will not be given any executive position on the Board.

The  appointment  of Dr Jerry  Karabelas as  Non-Executive  Chairman of  SkyePharma  was announced on 2 February 2006 and the Board has every confidence in him fulfilling this role for the benefit of all shareholders.

The Board sees no rationale for this resolution and strongly urges shareholders to vote AGAINST it.

Resolution  2. To remove any other  person  other than Robert  Thian  appointed  as a Director  of the Company  between the date of the requisition  of the  Meeting  (27  January  2006) and the date of the  meeting (9 March  2006) in  accordance  with  Section 303 of the
Companies Act 1985.

This second resolution will be redundant as no Director will be appointed to the Board in this period.

The Company has recently  appointed a new Chief Executive,  Frank Condella Jr., and a new Chief Operating  Officer,  Dr Ken Cunningham.
The Board does not believe that it would be  appropriate  to subject its new  executives to a vote as Directors  prior to their joining the Company and being able to begin to make a contribution to the execution of the strategy.  However,  it is the Board's  intention to appoint its two new senior  executives to the Board  shortly after the EGM and ask  shareholders  to confirm such  appointments  at the next AGM in 2006 when shareholders will have had an opportunity to assess their skills.

As no Director  has been or will be  appointed  to the Board in this period this  resolution  is  redundant  and will not be put to the meeting.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive                                        +44 207 491 1777
Peter Laing, Director of Corporate Communications                      +44 207 491 5124

Sandra Haughton, US Investor Relations                                 +1 212 753 5780

Buchanan Communications                                                +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 16, 2006